UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 10, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL
MEETING TO BE HELD ON MAY 10, 2012

PURE GOLD

OF
ANGLOGOLD ASHANTI
ANNUAL REPORTS 2011
www.aga-reports.com
This Notice of Annual General Meeting gives notice of the 68th annual general meeting of shareholders of AngloGold Ashanti
Limited to be held on Thursday, 10 May 2012, at 11:00
(South African Time).
This Notice of Annual General Meeting has been approved by
the AngloGold Ashanti board of directors and was signed on
their behalf by Mr TT Mboweni, Chairman on 16 March 2012.
This document does not provide a holistic assessment of the
group’s business, performance, risks or prospects. It should be read in conjunction with the suite of reports that make up the company’s Annual Report 2011. These are:
•
Annual Integrated Report 2011, which has been produced
in line with the recommendations of the South African King
Code on Corporate Governance, 2009 (King III) and the
Listings Requirements of the Johannesburg Stock
Exchange (JSE).
•
Annual Financial Statements 2011, which presents a
comprehensive review of the year, and has been prepared in
accordance with: the International Financial Reporting
Standards (IFRS); the South African Companies Act, 71 of
2008; and the Listings Requirements of the JSE. This report
is submitted to the JSE in South Africa, as well as the
London, New York, Ghana and Australian stock exchanges
on which AngloGold Ashanti is listed. It is also submitted to the United States Securities and Exchange Commission
(SEC) on a Form 6-K. In compliance with the rules governing
its listing on the New York Stock Exchange and in
accordance with the accounting principles generally
accepted in the United States, AngloGold Ashanti prepares
an annual report on Form 20-F which is filed each year.
•
Sustainability Report 2011, which provides insight into the
group’s approach to sustainability. This report focuses on
those sustainability issues that have been determined to be
most important to the company and its stakeholders.
AngloGold Ashanti supports the Global Reporting Initiative
(GRI) and reports in accordance with GRI’s 3.0 guidelines, in addition to the Mining and Metals Sector Supplement, the
Sustainable Development Framework of the International
Council on Metals and Mining (ICMM), and the principles of
the United Nations Global Compact (UNGC).
•
Mineral Resource and Ore Reserve Report, which
records our Mineral Resource and Ore Reserve in
accordance with the South African Code for Reporting of
Exploration Results, Mineral Resources and Mineral
Reserves (The SAMREC Code, 2007 edition), and the
Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (The JORC Code,
2004 edition). This report has been prepared, reviewed and
confirmed by the Competent Persons as defined in terms of
these codes.
Unless otherwise stated, $ or dollar refers to US dollars.
For terminology used refer to the glossary of terms at
www.aga-reports.com.
All these reports and documents are available electronically on the corporate website, www.anglogoldashanti.com, as well as
on the company’s report website, www.aga-reports.com.
Shareholders wishing to receive a printed copy of all or
some of these reports at no cost, may request these from the share registrars whose contact details are shown on page 26, or from the company’s registered address, or website at
www.anglogoldashanti.com.
Report of the independent auditors
Ernst & Young have audited the financial statements for the
2011 financial year which comprise the statements of
financial position, the income statements, the statements of comprehensive income, statements of cash flows and
statements of changes in equity and summarised notes to
the financial statements. The individual auditor assigned to perform the audit is Mr L Tomlinson. Their unmodified audit report is available for inspection at the company’s registered office.

P 1
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting
P2
Annexure 1 – Remuneration policy and principles
P12
Annexure 2 – Board of directors and executive management
P21
Important notes about the annual general meeting
P26
Administrative information
IBC
Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of some of such risk factors, refer to the section titled “Risk management and risk factors” in the Annual Financial Statements. Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

P2
This document is important and requires your
immediate attention
Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107), South Africa.
Important information regarding
attendance at the annual general
meeting
Identification
In terms of section 63(1) of the Companies Act, No 71 of 2008
(as amended) (the Companies Act), before any person may
attend or participate in the annual general meeting, that person must present reasonably satisfactory identification and the
person presiding at the annual general meeting must be
reasonably satisfied that the right of the person to participate and vote at the annual general meeting, either as a shareholder, or as a proxy for a shareholder, has been reasonably verified.
Forms of identification include the presentation of a valid identity document, driver’s licence or passport.
Record dates, voting and proxies
The board of directors of the company (“Board”) have
determined, in accordance with sections 59(1)(a) and (b) of the
Companies Act, that:
•
the record date for the purposes of receiving notice of the
annual general meeting (being the date on which a
shareholder must be registered in the company’s register
of shareholders in order to participate in and vote at the
annual general meeting), shall be the close of business on
Friday, 23 March 2012; and
•
the record date for the purposes of participating in and
voting at the annual general meeting (being the date on
which a shareholder must be registered in the company’s
register of shareholders in order to participate in and vote at the annual general meeting) shall be the close of business
on Friday, 4 May 2012 (“Record Date”).
A.  If you have dematerialised your shares
without “own name” registration
•
Voting at the annual general meeting
•
If you have not been contacted by your CSDP or
broker, it would be advisable for you to contact
your CSDP/broker and furnish them with your
voting instructions.
•
If your CSDP/broker does not obtain voting
instructions from you, they will be obliged to vote in
accordance with the instructions contained in the
agreement concluded between you and your
CSDP/broker.
•
You must NOT complete the attached form of
proxy.
•
Attendance and representation at the annual
general meeting
In accordance with the mandate between you and
your CSDP/broker, you must advise your CSDP/broker
if you wish to attend the annual general meeting in
person, or if you wish to send a proxy to represent you
at the annual general meeting. Your CSDP/broker will
issue the necessary letter of representation to you or
your proxy to attend the annual general meeting.
B.   If you have not dematerialised your shares
or have dematerialised your shares with
“own name” registration:
•
Voting, attendance and representation at the
annual general meeting
•
You may attend, speak and vote at the annual
general meeting in person.
•
Alternatively, you may appoint one or more proxies to
represent you at the annual general meeting
by completing the attached form of proxy in
accordance with the instructions it contains. A proxy
need not be a shareholder of the company. It is
requested that the form be lodged with or posted to
the share registrars to be received no later than 11:00
(South African time) on Tuesday, 8 May 2012.
C.  Lodging of voting instruction forms:
•
Duly completed CDI voting instruction forms must be
received by the share registrars in Perth, Australia, by
11:00 (Perth time) on Friday, 4 May 2012.
•
In accordance with the AngloGold Ashanti Ghanaian
Depositary Shares (“GhDSs”) Agreement dated 26 April
2004, the Ghanaian Depositary will mail all appropriate
notices, together with a voting instruction form, to
holders of GhDSs who have elected to receive same.
Holders of GhDSs may direct the Depositary, via the
voting instruction form, to vote on their behalf in the
manner such holders may direct. Duly completed
GhDS voting instruction forms must be received by the
share registrars in Ghana by 11:00 (Accra time) on
Friday, 4 May 2012.
Notice of annual general meeting

P3
Electronic participation
In compliance with the provisions of the Companies Act,
AngloGold Ashanti intends to offer shareholders reasonable
access, through electronic facilities, to participate in the annual general meeting by means of a conference call
facility. Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are
invited to indicate their intention to make use of this facility by making application, in writing (including details as to how the shareholder or representative can be contacted) to the
share registrars at the address set out on page 26 of this
notice of meeting. The application is to be received by the
share registrars at least ten business days prior to the date of the annual general meeting, namely Tuesday, 24 April
2012. The share registrars will, by way of e-mail, provide
information enabling participation to those shareholders who have made application. Given the company’s listings in a
range of jurisdictions, voting will not be possible via the
electronic facility and shareholders wishing to vote their
shares at the annual general meeting are required to be
represented at the meeting either in person, by proxy or by
letter of representation, as provided for in the notice
of meeting.
Included in this document are the following:
•
The notice of annual general meeting setting out the
resolutions to be proposed at the meeting, together with
explanatory notes. There are also guidance notes if you
wish to attend the meeting (for which purpose a map
indicating the location of the annual general meeting is
included) or to vote by proxy.
•
A proxy form for completion, signature and submission to
the share registrars by shareholders holding AngloGold
Ashanti ordinary shares in certificated form or recorded in
sub-registered electronic form in “own name”.
•
A CDI voting instruction form for completion, signature and
submission by Australian holders of Chess Depositary
Interests (CDIs).
•
A GhDS voting instruction form for completion, signature
and submission by holders of Ghanaian Depositary Shares
(GhDSs).
Notice of annual general meeting
Notice is hereby given that the 68th annual general meeting
of shareholders of AngloGold Ashanti will be held in The
Auditorium, AngloGold Ashanti Limited, 76 Jeppe Street,
Newtown, Johannesburg, South Africa, on Thursday, 10 May
2012, at 11:00 (South African time), to consider and, if
deemed fit, pass, with or without modification, the following ordinary and special resolutions.
1.   Presentation of:
•
the consolidated annual financial statements of the
company and its subsidiaries for the year ended
31 December 2011
•
directors’ report
•
external auditors’ report
•
audit committee chairman’s report
The audited annual financial statements for the year
ended 31 December 2011 are included with this notice of
annual general meeting.
2.   Ordinary resolution number 1
Re-appointment of Ernst & Young Inc. as
auditors of the company
“Resolved as an ordinary resolution that Ernst & Young
Inc. be and are hereby appointed as the auditors of the
company from the conclusion of the annual general
meeting at which this resolution is passed until the
conclusion of the next annual general meeting of
the company.”
The reason for proposing ordinary resolution number 1 is
to reappoint Ernst & Young Inc., which retires as
independent auditor of the company at the conclusion of
this annual general meeting, as the independent auditor
of the company, until the conclusion of the next annual
general meeting of the company.
3.   Ordinary resolution number 2
Election of Mrs NP January-Bardill as a director
“Resolved as an ordinary resolution that Mrs NP January-Bardill, who was appointed by the board and retires in terms of the
memorandum of incorporation of the company and is eligible
and available for election, be and is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 2 is
that Mrs January-Bardill, having been appointed by the
board as a director of the company since the previous
annual general meeting, holds office only until this annual
general meeting.
Nozipho January-Bardill, BA Education and MA Applied
Linguistics, was appointed to the board of AngloGold
Ashanti on 1 October 2011. She recently retired from
MTN Group where she served as Executive Director and
Spokesperson for the Group and on the boards of a
number of operations in the MTN footprint. She is a
former South African Ambassador to Switzerland, a
former Deputy Director General, Human Capital
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting

P4
Management and Head of the Foreign Service Institute in
the then Department of Foreign Affairs (now DIRCO). She
was reappointed a member of the UN Expert Committee
on the Elimination of Racism, Racial Discrimination,
Xenophobia and Related Intolerances for a four-year
period from 2012 – 2015 (previously from 2000 – 2008).
She is currently the founder and Executive Director of
Bardill & Associates, a consulting company focussing
on Strategic Communications, High Level Government
Relations and Stakeholder Management.
4.   Ordinary resolution number 3
Election of Mr RJ Ruston as a director
“Resolved as an ordinary resolution that Mr RJ Ruston,
who was appointed by the board and retires in terms of
the memorandum of incorporation of the company and is
eligible and available for election, be and is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 3 is
that Mr RJ Ruston, having been appointed by the board
as a director since the previous annual general meeting,
holds office only until this annual general meeting.
Rodney Ruston, MBA, Business; BE (Mining), was
appointed to the board of AngloGold Ashanti on
1 January 2012. Rodney, a mining engineer, has over
35 years of experience in the resources industry. He is
currently the President and CEO of North American Energy
Partners, a large Canadian mining and construction
contracting company listed on the NYSE and the TSX.
5.   Ordinary resolution number 4
Re-election of Mr WA Nairn as a director
“Resolved as an ordinary resolution that Mr WA Nairn,
who retires by rotation in terms of the memorandum of
incorporation of the company and is eligible and available
for re-election, be and is hereby re-elected as a director of the company until the conclusion of the next annual
general meeting of the company.”
The reason for proposing ordinary resolution number 4 is
that Mr WA Nairn retires by rotation as a director at the
annual general meeting and offers himself for re-election.
Bill Nairn, BSc (Mining Engineering) was appointed to the
board in 2000 as an alternate director and on 16 May
2001 as a non-executive director. Mr Nairn, a mining
engineer,
has considerable technical experience
(particularly, in deep-level underground mining), having
been the group technical director of Anglo American plc
until 2004 when he retired from that company. The board,
in assessing his eligibility for re-election after taking due cognisance of the King Code on Corporate Governance
South Africa 2009 (“King III”), has concluded that despite
Mr Nairn having served as a director since 2001, the
performance, skill and knowledge which he brings to the
board are of such a high standard and that his
independence of character and judgement are not in any
way affected or impaired by the length of his service as a
director. The board is, therefore, of the opinion (and has
declared) that Mr Nairn is independent and is eligible for
re-election as a director. At the annual general meeting
held on 11 May 2011, the board recommended that
Mr Nairn’s re-election as a director be for a period of one
year to ensure sufficient time for the company to identify
and appoint a non-executive director with the requisite
technical skills to replace Mr Nairn and to facilitate a
seamless transition. Given that Mr RJ Ruston was only
appointed to the board on 1 January 2012, the board is
of the view that extending Mr Nairn’s appointment for a
further year will help facilitate a smooth transition.
Mr Nairn’s appointment will therefore be limited to a one-
year period only, to the conclusion of the next annual
general meeting of the company. Mr Nairn has agreed to
make himself available on that basis.
6.   Ordinary resolution number 5
Re-election of Prof LW Nkuhlu as a director
“Resolved as an ordinary resolution that Prof LW Nkuhlu,
who retires by rotation in terms of the memorandum of
incorporation of the company and is eligible and available
for re-election, be and is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 5 is
that Prof Nkuhlu retires by rotation as a director at the
annual general meeting and, being eligible, offers himself
for re-election.
Wiseman Nkuhlu, BCom, CA (SA), MBA (New York
University), was appointed to the board on
4 August 2006. He has been the chairman of the Audit
and Corporate Governance Committee since 5 May
2007, having served as deputy chairman of that
committee from 4 August 2006. Prof Nkuhlu, a respected
South African academic, educationist, professional and
business leader, served as Economic Adviser to the
former President of South Africa, Mr Thabo Mbeki, and as
Chief Executive of the Secretariat of the New Partnership
for Africa's Development (NEPAD) from 2000 to 2005.
From 1989 to 2000, he served as a director of a number
of major South African companies, including Standard
Bank, South African Breweries, Old Mutual, Tongaat
Notice of annual general meeting

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Hulett, BMW and JCI. Prof Nkuhlu was President of the
South African Institute of Chartered Accountants from
1998 to 2000 and Principal and Vice Chancellor of the
University of Transkei from 1987 to 1991. He is also a
member of the board of Datatec Limited. He was elected
President of the Geneva-based International Organization
of Employers (IOE) in May 2008 for a period of two years.
He is a member of the Financial Crisis Advisory Group of
the International Accounting Standards Board (IASB) and
the Financial Accounting Standards Board (FASB).
7.   Ordinary resolution number 6
Appointment of Prof LW Nkuhlu as a member
of the Audit and Corporate Governance
Committee of the company
“Resolved as an ordinary resolution that, subject to the
approval of ordinary resolution number 5, Prof LW Nkuhlu
be and is hereby appointed as a member of the Audit and
Corporate Governance Committee, from the conclusion of
the annual general meeting at which this resolution is
passed until the conclusion of the next annual general
meeting of the company.”
Prof Nkuhlu’s brief curriculum vitae is disclosed in relation to ordinary resolution number 5.
8.   Ordinary resolution number 7
Appointment of Mr FB Arisman as a member of
the Audit and Corporate Governance Committee
of the company
“Resolved as an ordinary resolution that Mr FB Arisman
be and is hereby appointed as a member of the Audit
and Corporate Governance Committee, from the
conclusion of the annual general meeting at which this
resolution is passed until the conclusion of the next
annual general meeting of the company.”
Frank Arisman, BA (Finance), MSc (Finance), was
appointed to the board on 1 April 1998. He has an
extensive background in management and finance
through his experiences at JP Morgan, New York, where
he held various positions prior to his retirement. The
board, in assessing his eligibility for re-election after taking due cognisance of King III, has concluded that despite
Mr Arisman having served as a director on the board since
1998, the performance, skill and knowledge which he
brings to the board are of such a high standard and that
his independence of character and judgement are not in
any way affected or impaired by the length of his service
as a director. The board is, therefore, of the opinion (and
has declared) that Mr Arisman is independent.
9.   Ordinary resolution number 8
Appointment of Mr R Gasant as a member of the
Audit and Corporate Governance Committee of
the company
“Resolved as an ordinary resolution that, Mr R Gasant be
and is hereby appointed as a member of the Audit and
Corporate Governance Committee from the conclusion of
the annual general meeting at which this resolution is
passed until the conclusion of the next annual general
meeting of the company.”
Rhidwaan Gasant, CA (SA), was appointed to the board
of AngloGold Ashanti on 12 August 2010. He is the
former Chief Executive Officer of Energy Africa Limited
and sits on the board of international companies in the
MTN Group.
10.  Ordinary resolution number 9
Appointment of Mrs NP January-Bardill as a
member of the Audit and Corporate Governance
Committee of the company
“Resolved as an ordinary resolution that, subject to the
approval of ordinary resolution number 2, Mrs NP January-
Bardill be and is hereby appointed as a member of the
Audit and Corporate Governance Committee from the
conclusion of the annual general meeting at which this
resolution is passed until the conclusion of the next annual general meeting of the company.”
Mrs January-Bardill’s brief curriculum vitae is disclosed in relation to ordinary resolution number 2.
The reason for proposing ordinary resolutions numbers 6,
7, 8 and 9 is to appoint members of the Audit and
Corporate Governance Committee (“Audit Committee”) in
accordance with the guidelines of King lll and the
requirements of the Companies Act 2008 as amended. In
terms of the aforementioned requirements, the Audit
Committee should be comprised of a minimum of three
members, all of whom must be independent non-executive
directors of the company and membership of the Audit
Committee may not include the chairman of the board.
In terms of the requirements of the US Sarbanes-Oxley
Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit Committee.
The board has resolved that Prof Nkuhlu is the board’s
designated financial expert on the Audit Committee.
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting

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11. Ordinary resolution number 10
General authority to directors to allot and issue
ordinary shares
“Resolved as an ordinary resolution that, subject to the
provisions of the Companies Act 2008 as amended and
the Listings Requirements of the JSE Limited, from time to
time, the directors of the company be and are hereby, as
a general authority and approval, authorised to allot and
issue, for such purposes and on such terms as they may,
in their discretion determine, ordinary shares of R0.25
each in the authorised but unissued share capital of the
company, up to a maximum of 5% of the number of
ordinary shares of R0.25 each in issue from time to time.”
The reason for proposing ordinary resolution number 10 is
to seek a general authority and approval for the directors
to allot and issue ordinary shares, up to a maximum of 5%
of the ordinary shares of the company in issue from time
to time, in order to enable the company to take advantage
of business opportunities which might arise in the future.
12. Ordinary resolution number 11
General authority to directors to issue for cash,
those ordinary shares which the directors are
authorised to allot and issue in terms of ordinary
resolution number 10
“Resolved as an ordinary resolution that, subject to
ordinary resolution number 10 being passed, the
directors of the company be and are hereby authorised,
in accordance with the Listings Requirements of the
JSE Limited to allot and issue for cash, on such terms
and conditions as they may deem fit, all or any of the
ordinary shares of R0.25 each (“ordinary shares”) in the
authorised but unissued share capital of the company
which they shall have been authorised to allot and issue
in terms of ordinary resolution number 10, subject to the
following conditions:
•
this authority shall be limited to a maximum number of
5% of the number of ordinary shares in the issued
share capital of the company from time to time;
•
this authority shall only be valid until the next annual
general meeting of the company but shall not extend
beyond 15 months;
•
a paid press announcement giving full details, including
the impact on net asset value and earnings per share of
the company, shall be published after any issue
representing, on a cumulative basis within one financial
year, 5% of the number of ordinary shares in issue prior
to the issue concerned;
•
in determining the price at which an issue of ordinary
shares for cash will be made in terms of this authority,
the maximum discount permitted shall be 10% of the
weighted average traded price of the ordinary shares
on the JSE Limited (adjusted for any dividend declared
but not yet paid or for any capitalisation award made
to shareholders), over the 30 business days prior to the
date that the price of the issue is determined or agreed
by the directors of the company; and
•
any issues of ordinary shares under this authority shall
be made only to a public shareholder as defined in the
Listings Requirements of the JSE Limited.”
The reason for proposing ordinary resolution number 11 is
that the directors consider it advantageous to have the
authority to issue ordinary shares for cash in order to
enable the company to take advantage of any business
opportunity which might arise in the future.
It should be noted that this authority relates only to those ordinary shares which the directors are authorised to allot
and issue in terms of ordinary resolution number 10 and is
not intended to (nor does it) grant the directors authority to issue ordinary shares over and above, and in addition to, the ordinary shares which the directors are authorised to allot
and issue in terms of ordinary resolution number 10.
In terms of the Listings Requirements of the JSE Limited,
a 75% majority of the votes cast by shareholders present
in person or represented by proxy at the annual general
meeting is required for the approval of ordinary resolution
number 11.
13.  Advisory endorsement
Advisory endorsement of the AngloGold Ashanti
remuneration policy and notice of 2012 LTIP
awards
“To endorse, through a non-binding advisory vote, the
remuneration policy of the company as set out below
(excluding the remuneration of non-executive directors for
their services as directors and members of the board or
statutory committees) in terms of the King Report on
Corporate Governance for South Africa 2009.”
The group remuneration policy is set out as Annexure 1 of
this document, of which this notice forms part.
Notice of 2012 LTIP awards
At the annual general meeting of shareholders held on
29 April 2005, shareholders approved the implementation
of the AngloGold Ashanti Limited Long Term Incentive
Plan 2005 (“LTIP”). In terms of the approval granted, no
employee or executive director of the group may be
granted an award under the LTIP in any financial year of
shares worth more than 200% of annual salary.
Notice of annual general meeting

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The awards to be granted for 2012 are expected to be
as follows:
•
Chief executive officer:
200% of annual salary
•
Chief financial officer:
140% of annual salary
•
Executive vice presidents:
100% of annual salary
•
Senior management:
80% of annual salary
14. Special resolution number 1
Increase in non-executive directors’ remuneration
for their service as directors (“directors’ fees”
or “fees”)
Rationale for the proposed fee increases
At the 2010 annual general meeting held on 11 May 2011,
shareholders approved Special Resolution 1 (“Increase
in non-executive directors’ fees”) wherein it was
recommended that the fees paid to non-executive
directors be adjusted over a three-year period, to accord
with international best practice and to better align
comparable reward across all directors, while at the same
time taking into account, where necessary, the particular
market dynamics of the jurisdictions from which directors
are recruited.
The intention to align director’s fees took place against the following backdrop. First, the fees paid to South African-
based director’s had historically been benchmarked against
the median of the local market. Second, fees paid to
directors based in the United Kingdom or the United States
were typically above the South African third quartile but still significantly below international benchmarks. In the context of board renewal and the intention to also attract new
international directors who could bring requisite skills and experience to bear on the company’s new growth
opportunities and technically diverse mining activities, in
jurisdictions outside of South Africa, the company sought to target international remuneration at the bottom quartile of
an appropriate peer group of international mining
companies. This approach has meant that in the recent
past directors have been paid differently, according to the
market dynamics of the jurisdictions in which they reside.
Noting that all director’s share similar accountability as
members of the board and cognisant of AngloGold
Ashanti’s significant global spread – which includes
technically diverse mining operations currently in six
countries in Africa, alongside Argentina, Australia, Brazil and the United States, advanced projects in an additional two
countries (the DRC and Colombia), together with greenfield
exploration activities in a further seven countries in North
Africa and the Middle East, Canada and South East Asia,
combined with a company capital structure and associated
jurisdictional compliance character that is truly global in
nature – the approach is now to align all director’s fees,
targeted at the bottom quartile of an appropriate
international benchmark. As noted, in 2011 shareholders
approved this shift, to be undertaken over a three-year
period, with the first year adjustments being made in 2011.
In assessing adjustments to be made to directors’ fees in
2012, the company once again commissioned an
independent compensation survey of non-executive
director fees in the local and international mining industry.
This research was conducted by Global Remuneration
Solutions (Pty) Ltd (“GRS”) and Mercer LLC. GRS
conducts compensation and benefit surveys across
27 sub-Saharan African countries, while its strategic
alliance partner, Mercer, is a leading global provider of HR and related financial advice. The comparator group of
mining companies used in the analysis included Anglo
American plc, Barrick Gold Corporation, BHP Biliton, Gold
Fields Limited, Goldcorp Incorporated, Harmony Gold
Mining Company Limited, Lonmin plc, Newcrest Mining
Limited and Newmont Mining Corporation. In the context
of the South African legislative requirements in terms of
King III and the Companies Act, the GRS/Mercer bespoke
survey was further enhanced by use of a non-executive
survey with a South African focus, compiled by
PricewaterhouseCoopers.
Notwithstanding the increases made to directors’ fees in
2011, there still remains a large gap between the global
benchmark (at the bottom quartile) and the current fee
structure, especially for directors resident in South Africa and elsewhere in Africa. In the remaining two years of the
three-year alignment programme, it is proposed that the
alignment of fees for non-executive directors is achieved
in roughly two equal steps, comprising increases of up to
40% in 2012 and again in 2013. These large step
changes are proposed in respect of fees to be paid for
standing board meetings, while fee increases for board
sub-committee meetings vary according to market rates
applied to each committee across the peer comparator
group. Fee increases for the chairman of the board,
whose compensation is already closely aligned to the
international benchmark, are proposed at just below 10%.
For comparative purposes, the following tables have reflected fees payable to the non-executive directors in US dollars.
Payment to South African resident non-executive directors will be made in South African rands, converted at a fixed rate of exchange of R7.2569/$1.
“Resolved as a special resolution that, in terms of the Companies
Act 2008 as amended, and persuant to article 73 of the
company’s memorandum of incorporation, the remuneration,
payable quarterly in arrear, to the non-executive directors of the company, be increased with effect from 1 June 2012 on the basis set out in sections 1.1, 1.2, 1.3, 2.1 and 2.2 below:
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting

P
8
1.1 Non-executive directors’ fees for six board meetings per annum
Current fee per annum
Increased fee per annum
1.1
Board meeting - retainer
US$
US$
1.1.1
Chairman
230,447                                    251,325
1.1.2
South African directors
42,787
57,762
1.1.3
African directors
42,188
57,762
1.1.4
Other than African directors
66,000
69,000
The fees payable in terms of 1.1 above will be in proportion to the period during which the office of the director or chairman, as the case may be, has been held during the year.
1.2 Allowance for attendance by non-executive directors at additional board meetings
Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:
Current fee per meeting
Increased fee per meeting
1.2
Additional board meetings
US$
US$
1.2.1
Chairman
11,823                                      12,894
1.2.2
South African directors
2,536
3,465
1.2.3
African directors
2,500
3,465
1.2.4
Other than African directors
3,300
3,465
1.3 Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings
Each non-executive director who is not resident in South Africa and who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside of South Africa who attend board meetings is as follows:
Current travel allowance
Increased travel allowance
1.3
Travel allowance
US$
US$
1.3.1
South African directors
–
–
1.3.2
African directors
7,500
7,800
1.3.3
Other than African directors
8,800
9,152
Notice of annual general meeting

P9
15. Special resolution number 2
Increase in non-executive directors’ fees for board and statutory committee meetings
Shareholders are referred to the rationale for the proposed fee increases set out under special resolution number 1.
“Resolved as a special resolution that, the fees, payable quarterly in arrear, to the non-executive directors of the company for serving on committees of the board and statutory committees, be increased with effect from 1 June 2012 on the basis set out as follows:
2.1 Board and statutory committee fees payable to non-executive directors
The fee paid to each non-executive director in respect of such director’s membership of a committee of the board or statutory committee will be increased with effect from 1 June 2012 on the basis set out below:
Board and statutory
Current fee per annum
Increased fee per annum
2.1
committee meetings
US$
US$
Audit Committee
2.1.1 Chairman – South African 25,355 30,000
2.1.2 Members – South African 21,393 21,393
2.1.3 Members – African 21,094 21,393
2.1.4 Members – Other than African 27,847 27,847
Remuneration Committee
2.1.5 Chairman – South African 20,601 26,000
2.1.6 Members – South African 17,432 17,730
2.1.7 Members – African 17,188 17,730
2.1.8 Members – Other than African 22,000 22,000
Other committees (Investment; Safety, Health and Sustainable
Development; Transformation and HR Development; Risk and
Information Integrity and such other committees of the board or committees required by statute or regulation
that may be established from time to time)
2.1.9 Chairman – South African 20,601 20,601
2.1.10 Chairman – Other than African 27,500 27,500
2.1.11 Members – South African 17,432 17,432
2.1.12 Members – African 17,188 17,432
2.1.13 Members – Other than African 22,000 22,000
2.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board or statutory committees which meet on an ad hoc basis
Each non-executive director will be entitled to an allowance for each board or statutory committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the financial analysis committee, the party political donations committee, the nominations committee and any special purpose committee established by the board or required by statutes or regulation as follows:
Board and statutory
Current fee per meeting
Increased fee per meeting
2.2
and special purpose committees
US$
US$
2.2.1 South African 2,567 3,465
2.2.2 African
2,531                                        3,465
2.2.3 Other than African 3,300 3,465
The reason for proposing special resolutions numbered 1 and 2 and the effect of these special resolutions, if passed and becoming effective, is to ensure that the remuneration of non-executive directors remains competitive in order to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required.
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting

P10
The Remuneration Committee recommends for approval by
shareholders, the fees for the Chairman detailed in special
resolution number 1, while the Chairman, together with the
Chief Executive Officer and the Chief Financial Officer
recommend for approval by shareholders, the fees for the non-
executive directors, detailed in special resolutions numbered 1 and 2.
In light of all of these factors, the proposed revised
remuneration structure set out in special resolutions numbered
1 and 2, is considered to be fair and reasonable and in the best interests of the company.
Executive directors do not receive payment of directors’ fees.
The Chairman and non-executive directors have undertaken
not to cast any votes in respect of special resolutions
numbered 1 and 2, and the company will disregard the votes
cast by:
•
the Chairman and non-executive directors; and
•
an associate of that person or group of persons stated
above in respect of special resolutions numbered 1 and 2.
However, the company will not disregard a vote if it is cast by:
•
a person as a proxy for a person who is entitled to vote in
accordance with the directions on the form of proxy; or
•
the person chairing the annual general meeting as a proxy
of a person who is entitled to vote in accordance with a
direction on the form of proxy to vote as the proxy decides
in respect of special resolutions numbered 1 and 2.
16. Special resolution number 3
Acquisition of the company’s own shares
“Resolved, pursuant to the company’s Memorandum of
Incorporation, that the acquisition by the company or by any of the company’s subsidiaries from time to time, of ordinary
shares issued by the company, in accordance with the
Companies Act 2008, as amended (“Companies Act”), and the
Listings Requirements of the JSE Limited, is hereby authorised by way of a general approval, provided that:
•
any such acquisition of shares shall be effected through the order book operated by the JSE Limited trading system or
on the open market of any other stock exchange on which
the shares are or may be listed, subject to the approval of
the JSE Limited and of the relevant other stock exchange,
as necessary,
in either event without any prior
understanding or arrangement between the company and
the counterparty;
•
this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of
passing of this resolution, whichever period is shorter;
•
shares issued by the company may not be acquired at a
price greater than 10% above the weighted average market
price of the company’s shares for the five business days
immediately preceding the date of the acquisition being
effected;
•
the company only appoints one agent to effect any
acquisitions on its behalf;
•
the board of the company has resolved to authorise the
acquisition and that the company and its subsidiaries will
satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the group;
•
the company may not, in any one financial year, acquire in
excess of 5% of the company’s issued ordinary share
capital as at the date of passing of this resolution;
•
an announcement containing details of such acquisitions
will be published as soon as the company and/or the
subsidiaries, collectively, shall have acquired ordinary
shares issued by the company constituting, on a cumulative
basis, not less than 3% of the number of ordinary shares in
the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will
be published in respect of each subsequent acquisition by
either the company and/or by the subsidiaries, collectively, of ordinary shares issued by the company, constituting, on
a cumulative basis, not less than 3% of the number of
ordinary shares in the company in issue as at the date of
this approval;
•
the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined
in the JSE Listings Requirements;
•
the company’s subsidiaries shall not be entitled to acquire
ordinary shares issued by the company if the acquisition of
shares will result in them holding, on a cumulative basis,
more than 10% of the number of ordinary shares in issue in
the company; and
•
the shares acquired by the company’s subsidiaries shall not
carry with them any voting rights.”
The reason for this special resolution is to grant a general authority for the acquisition of the company’s ordinary shares by the company, or by a subsidiary or subsidiaries of the company.
The effect of special resolution number 3, if passed and
becoming effective will be to authorise the company or any of its subsidiaries to acquire ordinary shares issued by the
Notice of annual general meeting

P11
company on the JSE Limited or any other stock exchange on
which the company’s shares are or may be listed.
The directors of AngloGold Ashanti believe that the company
should retain the flexibility to take action if future acquisitions of its shares were considered desirable and in the best
interests of the company and its shareholders.
The directors will ensure at the time of the commencement of any acquisitions of its shares, after considering the effect of acquisitions, up to the maximum limit, of the company’s
issued ordinary shares, that they are of the opinion that if such acquisitions were implemented:
•
the company and the group would be able in the ordinary
course of business to pay its debts for a period of
12 months after the date of the notice issued in respect of
the annual general meeting;
•
the assets of the company and the group would be in
excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in
respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in
accordance with the accounting policies used in the latest
audited group annual financial statements;
•
the ordinary capital and reserves of the company and the
group would be adequate for ordinary business purposes
for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and
•
the working capital of the company and the group would
be adequate in the ordinary course of business for a period
of 12 months after the date of the notice issued in respect
of the annual general meeting.
The company will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of the Listings Requirements of the JSE
Limited prior to the commencement of any acquisitions of the company’s shares on the open market.
In terms of section 11.26 of the Listings Requirements of the
JSE Limited, the following information is disclosed either in this document or in the accompanying Annual Financial
Statements 2011:
•
Directors and management – pages 21 to 25 of this
document;
•
Major shareholders – page 323, in the Annual Financial
Statements 2011;
•
Material change statement – page 162, in the Annual
Financial Statements 2011;
•
Directors’ interest in securities – page 163, in the Annual
Financial Statements 2011;
•
Share capital of the company – pages 152 to 153, in the
Annual Financial Statements 2011;
The company is not party to any legal or arbitration
proceedings that are pending or threatened, of which it is
aware, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group’s financial position other than as disclosed in the Directors’
Report, under the heading, Litigation, on pages 160 to 161 in the Annual Financial Statements 2011 and in note 34 to the
annual financial statements. For the risk factors, refer to
pages 116 to 139 of the Annual Financial Statements 2011.
The directors whose names appear in Annexure 2 of this
document collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any
statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice
contains all information required by law and the Listings
Requirements of the JSE Limited.
By order of the board
Ms L Eatwell
Company Secretary
Johannesburg
16 March 2012
Registered and corporate office
76 Jeppe Street
Newtown
Johannesburg
2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)
AngloGold Ashanti Notice of Meeting 2011
Notice of annual general meeting

P12
Annexure 1 – Remuneration policy
and principles
AngloGold Ashanti aims to be the leading gold company in the medium-term and the leading mining company in the long-term. This ambitious growth objective requires that the company’s remuneration strategies be sufficiently robust and innovative to attract people with the requisite skills on a global basis. The remuneration policy is devised to support this business strategy.
Remuneration policy
The Remuneration Policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee rewards. In determining employee rewards, AngloGold Ashanti takes into consideration:
•
AngloGold Ashanti’s strategy, business objectives and company values;
•
overall business performance;
•
the skills required and how the company attracts and retains these employees to best deliver the objectives of AngloGold Ashanti;
•
the relevant labour markets within which the company operates;
•
the wage differentials between the top and bottom levels of the organisation (‘wage gap’); and
•
trade unions and the relationships and requirements which the company has in negotiations to ensure that all employees are fairly treated.
In order to address these considerations and to ensure that employees feel that they are equitably rewarded for their input AngloGold
Ashanti applies the following framework:
•
a pay curve designed according to the applicable Stratum/grade and substratum;
•
pay for performance, differentiation in pay according to an employee’s deliverables;
•
internal equity; and
•
market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets.
The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.
1. Reward components
•
Base salary
Fixed compensation required to attract a given set of skills, competencies and experience.
•
Short-term incentives (STI)
Short-term incentives form a key part of total remuneration and all AngloGold Ashanti employees are eligible to participate in an annual incentive. The short-term incentive is performance-based and measured against pre-determined objectives which, depending on the level and focus of the role being performed, is derived from company, regional, operation/mine and individual performance criteria.
Short-term incentives on the Bonus Share Plan Scheme are paid annually in cash and, for eligible employees within the plan, these are matched by the equivalent value Bonus Share Plan awards (BSP). BSP awards are the deferred element of the STI and are comprised of fully paid shares that vest 40% after one year and the balance after two years. Where
BSP shares are retained for longer than three years, an additional 20% will be granted as a further retention incentive.
Where tax regulations constrain the benefit of the award, partial vesting to pay taxes is permitted. In these instances, the additional 20% top-up is delivered in cash.
In some instances, management level staff participate in production bonuses (paid quarterly or at frequent intervals). Where these bonuses are paid employees will receive the allocation of BSP shares as though they were participating in the
BSP Scheme.
This STI policy is not yet in effect at all AngloGold Ashanti locations and a number are in the process of implementing STI arrangements.

P13
Remuneration policy (continued)
1.  Reward components (continued)
•
Long-term incentives (LTI)
Long-term incentives are granted annually to employees in Stratum IV Mid and above, while Stratum IV Low may participate on a discretionary basis. LTI grants are comprised of fully paid shares in AngloGold Ashanti with a three-year vesting period.
LTI grants are subject to business performance and approval of the Remuneration Committee of the board. LTI eligible employees are those senior level employees considered to contribute to the creation of value as reflected by share price and are intended to promote executive retention.
•
Employee benefits and allowances
Other components of reward are detailed under a separate AngloGold Ashanti policy document. However, subject to local competitive practice and legislation, AngloGold Ashanti’s policy is to provide, where appropriate, through third-parties, additional elements of compensation from the following list:
•
Life assurance
Comprising a fixed amount or a multiple of base salary.
•
Disability insurance (short or long term)
Comprising an amount to partially replace lost compensation during a period of medical incapacity or disability
•
Medical and/or dental benefits
Providing reimbursement of supplemental or primary medical expenses including hospitalisation, family doctor or emergency room visits, prescription medication and dental expenses. Plans will include an annual limit and involve employee cost sharing to promote efficient purchasing
•
Retirement savings
Full or partially matched (with employee) contributions towards retirement savings.
•
Accidental death and dismemberment
Usually comprising a schedule of fixed amounts or multiple of salary.
•
Relocation allowances
To enable an employee and their family to relocate for business purposes from one location to another. Allowances may be once only or extend over a determined period of time and cover such expenses as house sale and purchase, transportation of effects, cost of living allowances, rental expenses and school fees.
It is no longer AngloGold Ashanti practice to provide post-retirement benefits i.e. medical care and life assurance to retired employees. Existing plans have been or are in the process of being closed to new entrants or converted to employee paid plans.
2.  Compensation structure
AngloGold Ashanti is in the process of transitioning the administration of compensation into pay ranges developed around the requisite-based Stratum structure and away from the previously employed Paterson job evaluation system. Currently this is complete down to Stratum IV and will progress through the organisation to all employees not covered by a collective bargaining unit or union. Where compensation administration arrangements are negotiated with employee representatives/trade unions and
AngloGold Ashanti is involved with multi-employer agreements, this may only take place after the required negotiation.
AngloGold Ashanti Notice of Meeting 2011
Annexure 4

P14
Annexure 1 – Remuneration policy
and principles
2. Compensation structure (continued)
Pay ranges cover each stratum or level in the location in which jobs are situated. Each stratum is divided into an upper, middle and lower sub-stratum and a pay range is constructed for each. Determination of the stratum level into which a particular position is located, is the subject of a separate policy.
Pay ranges represent the level of compensation paid to similar positions in the market. The median (50th percentile) of market comparators becomes the midpoint of the AngloGold Ashanti range and the minimum and maximum of the range is the lower and upper market quartile.
An individual promoted to a particular position entering the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach full competence they move toward the midpoint through annual salary awards.
Individuals approaching the maximum of their range would usually be candidates for promotion or are considered to be exceptionally competent and performing at a consistently high level over long periods or have acutely scarce skills. Only in special circumstances of particularly scarce skills or experience shortages may an individual be compensated beyond the maximum of the range.
Ranges are maintained in line with the target market by periodically selecting “benchmark” roles within the range and comparing these to similar positions in the target group. Benchmarking will be completed annually to ensure that AngloGold Ashanti remains aligned to the market. Internal benchmarking is also completed to ensure that there is an equitable approach to reward.
Salary ranges simplify the maintenance of competitive compensation and provide a helpful guideline for managing individual compensation adjustments and setting total population salary budgets.
An individual’s salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio. Aggregated compa-ratios provide an indication of the populations’ overall competitiveness.
For each pay range (i.e. each sub stratum level) a target short term incentive applies to the range. This will normally be expressed in percentage form (of base salary) with a midpoint level, a minimum and maximum. STI ranges are determined by comparison with the local market below Stratum IV with a global scale developed by the corporate compensation and benefits team applicable to Stratum V and above. In instances of global roles or scarce skills, the global scale is used to as low as Stratum III.
For each applicable stratum (IVM and above), a target LTI grant will also apply. Target grant levels are determined by market comparison and are set by the Corporate Compensation and Benefits team. Discretionary LTI grants can be given to
Stratum IVL.
The Gini coefficient, which measures the wage gap between the top earners and the low earners, is referenced when determining the Compensation structure.
3. Competitive positioning
•
Market comparison
AngloGold Ashanti aims to compensate managerial employees in Stratum V and above, when they are fully competent in their roles, at the median of a select group of global competitors. Comparative compensation is aged to the midpoint of the year to anticipate inflationary movement that is likely to occur during the coming year.
For Stratum V and above, where necessary, base salary comparisons are reviewed to consider purchasing power. Purchasing power is defined as that part of base salary spent on housing, goods and services and taxation (including income tax, property tax and social security). The objective is to ensure that executives in higher cost countries are compensated for the extra amounts expended on these items compared with their colleagues at the same level in other locations. In other words purchase pay parity is achieved on that part of compensation expended on shelter, food and services.

P15
Remuneration policy (continued)
3.   Competitive positioning (continued)
•
Compensation comparison
Compensation at AngloGold Ashanti is compared against the selected comparator group and in the manner described above in terms of total compensation (i.e. base salary, benefits, short term incentive and long term incentive).
Each component of compensation is then compared with the components offered by the target market group. Each component should be compared with the median of the relevant market and ranges or targets, as adjusted.
To determine competitive positioning base salaries are compared with base salaries paid for similar positions. STI targets are compared with recently paid incentives, profit sharing or bonus payments made by the competitive market place. LTI target grants are compared with those made by the market. AngloGold Ashanti measures LTI values on a grant present value basis using the Black Scholes methodology.
4.  Expatriate compensation
In addition to developing local skilled managers, AngloGold Ashanti utilises a skilled mobile workforce to service operations internationally. Mobility is becoming a scarce competency and the nature of employment and compensation is undergoing change.
The traditional approach of protecting home location spending power while based in the host location, assuming an ultimate return to the host location, is being transitioned to a salary range administration process using a global scale for cross continent transfers and regional scales for intra-regional transfers.
AngloGold Ashanti will continue to pay all host taxes levied on earned income and provide housing where appropriate.
5.   Governance
•
Budgeting compensation increases
As part of the business planning and operational budgeting cycle, annual compensation increases are budgeted for. The budgeted amount takes into consideration the current average CPI as well as AngloGold Ashanti’s overall market competitiveness and industry trends. Approval for these increases is in line with the business planning and budget cycle.
•
Remuneration Committee
AngloGold Ashanti’s Remuneration Committee of the board discharges the responsibilities of the Board relating to all compensation, including equity compensation, of the company’s executives. The committee establishes and administers the company’s executive remuneration with the broad objectives of:
5.1 aligning executive remuneration with company performance and shareholder interests;
5.2 setting remuneration standards which attract, retain and motivate a competent executive team;
5.3 linking individual pay with operational and company performance in relation to strategic objectives; and
5.4 evaluating compensation of executives including approval of salary, equity and incentive based awards.
•
Legislation
The remuneration policy adheres to both AngloGold Ashanti policy and local government legislation and, where local legislation deviates from policy, the appropriate legislation is applied.
Remuneration principles
The Remuneration Committee sets and monitors executive remuneration for the company and ensures that pay practices meet all legislative and governance requirements and operates according to the following terms of reference:
•
aligning executive and management remuneration with company performance and shareholder interest;
•
setting remuneration standards which attract, retain and motivate a competent executive and management team;
•
linking individual pay with operational and company performance in relation to strategic objectives; and
•
evaluating compensation of executives including approval of salary, equity and incentive based awards.
AngloGold Ashanti Notice of Meeting 2011
Annexure 4

P16
Annexure 1 – Remuneration policy
and principles
Remuneration principles (continued)
To support them in the delivery of these objectives the remuneration policy (refer to page 32 of this document) is designed to address each of these objectives. The following principles remain in place to support this delivery:
•
to align the behaviour and performance of the executives with the strategic goals, all incentive plans have performance criteria in place that align targets to shareholder interest;
•
to attract, retain and motivate executives of the requisite calibre, executive remuneration is benchmarked against a comparator group of global and South African mining and multinational companies;
•
a large portion of the executives’ pay is linked to the performance of the company and the creation of shareholder value; and
•
on-going evaluation of the executive pay elements led to the introduction of a cash-based retention scheme in 2008 with a three-year settlement period. This has not been renewed for the executives but rather the decision was taken to review the LTIP allocations in line with the outcomes of the market benchmarking exercises in 2011.
Through 2011 the following changes occurred to continue with the delivery of these principles:
•
executive LTIP allocations were increased following the benchmarking review as follows:
Previous maximum
Increased maximum
Designation
grant of basic salary
grant of basic salary
Chief executive officer
120%
160%
Executive directors
100%
140%
Executive management
80%
100%
•
the Remuneration Committee approved a revised Remuneration Policy that was communicated and ratified at the May 2011 annual general meeting; and
•
a review was done on the existing change of control conditions and although the decision has been made to leave them in place due to the current economic environment and on-going change in the market, the Remuneration Committee requested an alignment of executive vice president notice periods to six months and change of control practices now include payment triggers and aligned terms.
The Remuneration Committee is comfortable that these principles continue to support the delivery of its objectives.
Remuneration process
How we determine remuneration
Executive remuneration is structured to be competitive in a global market where growth and a scarcity in key talent and skills are an on-going dilemma, whilst still recognising cost and shareholder value as key drivers in policy delivery. AngloGold Ashanti executives are benchmarked against an identified global group of competitors. AngloGold Ashanti’s size and complexity as well as each executive individual role and personal performance are reviewed annually against the benchmark group from a base pay, guaranteed pay and variable pay perspective. The benchmark survey for 2011 was completed by PricewaterhouseCoopers, using both benchmark data as well as data provided in remuneration reports of the identified comparator group. To ensure that the correct amount of rigour is placed on the process the Remuneration Committee went to tender for a bespoke survey for the 2012 benchmarking process and selected Global Remuneration Solutions in collaboration with Mercer for the executive pay review comparison to market.
Our salary benchmarks are targeted at the market median, however, where there is a shortage of specialist and/or key technical skills, higher than the benchmark median is paid, targeting the 75th percentile.
Annual increases for executives are effective on 1 January of each year.
Executives are remunerated on a principle of base pay plus benefits; medical coverage, retirement/pension and risk cover do however differ based on nationality, country legislation and historic offerings. All executives are members of a retirement fund.
Executive directors do not receive payment of directors fees or committee fees.

P17
Short-term incentives – Bonus Share Plan (BSP)
Each executive participates in the BSP where performance is measured and awards are granted on the basis of both company and individual performance criteria. The company performance criteria for 2011 were:
(a)  Reserve conversion
Mineral Resource to Ore Reserve conversion equates to an increase in Ore Reserve before the subtraction of depletion, we have targeted 5.0Moz before depletion.
(b)  Production
Production refers to the quantum of gold produced over the year, the targeted production for 2011 was 4,699,000oz.
(c)  Total cash costs
Target of $678/oz based on the following assumptions: R7.15/$, A$/$1.04, BRL1.70/$, ARS4.62/$, and a fuel price of $85/bbl.
(d)  Adjusted headline earnings per share (AHEPS)
AHEPS is a measure of the return that investors get from our shares. The target AHEPS for 2011 was 242 US cps.
(e)  Safety
Safety as an incremental driver with an impact of up to 20% multiplier on the base calculation. The safety target is to improve injuries on the previous three-year average.
The bonus paid comprises two separate parts:
•
A cash bonus which may not exceed 50% of the maximum bonus allocated per level; and
•
An equity bonus to the equivalent value of the cash bonus, settled by way of BSP share awards, which together with the cash bonus may not exceed the maximum bonus.
As per the table below, BSP awards vest over a two-year period with an additional 20% for holding the award for the full three-year period subject to the individual being in the employ of the company at the date of vesting.
2009
2010
2011
2012
2013
2014
2015
2008 allocation
40% vest
60% vest 20% top-up
(for performance year 2007)
if 100%
shares
retained
2009 allocation
40% vest
60% vest 20% top-up
(for performance year 2008)
if 100%
shares
retained
2010 allocation
40% vest
60% vest 20% top-up
(for performance year 2009)
if 100%
shares
retained
2011 allocation
40% vest
60% vest 20% top-up
(for performance year 2010)
if 100%
shares
retained
2012 allocation
40% vest
60% vest 20% top-up
(for performance year 2011)
if 100%
shares
retained
AngloGold Ashanti Notice of Meeting 2011
Annexure 4

P18
Annexure 1 – Remuneration policy
and principles
In 2011, the maximum bonus achievable under the BSP (expressed as a percentage of base salary) and the company and individual performance weightings are shown in the table below. For these purposes, basic salary includes offshore payments.
Total
Total
target
maximum
opportunity
opportunity
Targeted
Maximum
as %
as %
cash
cash
(including
(including
Company
Individual
bonus as
bonus as
bonus
bonus      performance      performance
a % of
a % of
shares
shares
weighting
weighting
Role
salary
salary
awarded)
awarded)
as %
as %
Chief executive officer
40
80
80
160
70
30
Executive directors
35
70
70
140
60
40
Executive management
30
60
60
120
60
40
Long-Term Incentive Plan (LTIP)
Each executive participates in the LTIP. The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term. The performance conditions for the 2011 awards are:
1.   Adjusted headline earnings per share (AHEPS) (30% weighting)
The AHEPS growth of at least 2% net of US inflation per year for three years. Partial vesting will occur at 2% growth and full vesting at 5% growth. The base year end is 2010.
2.   Total shareholder return (TSR) (30% weighting)
For partial vesting the company’s TSR for 2011-2013 needs to be at least equal to the third place performer in a comparator group of the following companies: Barrick, Gold Fields, Newmont and Harmony. For full vesting, the company’s performance must be placed second or better.
3.   Strategic target (40% weighting)
It was agreed that for the 2011 award, the strategic target would be divided into two parts:
(i)
Safety performance (20% weighting)
The company’s safety performance has become the primary strategic target from an operating perspective and it is essential that our performance show significant improvement. It was agreed that a 20% year-on-year improvement on the base year in the all injury frequency rate (AIFR) for the period under review, be the target for full vesting, with a minimum of
10% improvement per year for partial vesting. The base the previous three year average.
(ii)
Reserve and resource ounce generation (20% weighting)
It was agreed that, at the end of the period, at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserve level, be generated for full vesting, with partial vesting commencing at 7Moz and 3Moz respectively.
The 9Moz/5Moz and 7Moz/3Moz are an annual target. i.e. it is 27(9x3)/15(5x3) and 21(7x3)/9(3x3) over the three-year vesting period.
Under the LTIP, the executive management is granted the right to receive shares in the company, subject firstly to performance conditions being achieved over the specific performance period and secondly to continued employment within the group.

P
19
The table below summarises the LTIP award time-table:
2012
2013
2014
2015
LTIP award
Allocation date
Maximum 100%
vesting based
on achievement
of company
performance
targets
The 2009 timeline results in a 2012 vesting, the LTIP 2009 allocation will vest at 70% as the performance conditions were not all fully met as per the table below:
Allocation 2009
Total awards summary
% awarded
AHEPS (target was met – AHEPS increased by 227.26% and the US CPI increased by 7.58%)
30%
TSR (AngloGold Ashanti achieved second place in the comparator group)
30%
Safety (the safety target was not met)
0%
Replacement of reserves (partial vesting as the target was only partially met)
10%
Total LTIP award percentage
70%
The value of the awards that may be granted under the LTIP as a percentage of base salary is shown in the table below. For these purposes, basic salary includes offshore payments.
LTIP allocation as
Role
% of basic salary
Chief executive officer
160
Executive directors
140
Executive management
100
Vice presidents and senior management
80
Other management (discretionary)
60
The percentage at which LTIP awards have vested to date:
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been met.
AngloGold Ashanti Notice of Meeting 2011
Annexure 4
05
06
*
07
Vesting of LTIP awards to date
(%)
08
09
40
40
40
45
55
55
82
82
70
70
05
06
*
07
08
09
40
40
40
45
55
55
82
82
70
70
Senior management
Executives
* 2006 – Certain performance criteria applied to executive
management only

P
20
Service contracts
An annual review is done of executive director and executive management service contracts. The change of control payments and conditions are subject to the following triggers:
If AngloGold Ashanti becomes a subsidiary of another company; or substantially all of the businesses, assets and undertakings of
AngloGold Ashanti become owned by any person, firm or company; or a number of shareholders holding less than 35% of the company’s issued share capital act in concert to gain a majority of the board and force changes in the management of the company;
and as a consequence of this the Executive Committee member’s employment is terminated as a result of an involuntary termination or the committee member’s role is significantly diminished and employment conditions are reduced.
In 2011, the notice periods and change of control clauses were aligned as per the table below:
Executive committee member
Payment in lieu of notice period
Change of control
Chief executive officer
12 months
12 months
Chief financial officer
9 months
9 months
Executive Committee members
6 months
6 months
Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors’
fees or committee fees.
Remuneration mix
(Shown as a percentage of base pay)
160
80
80
100
140
70
70
100
100
60
60
100
160
80
80
100
140
70
70
100
100
60
60
100
Long-term incentive
Short-term incentive (cash)*
Short-term incentive (deferred)*
Fixed base salary
* The short-term incentive bonus (both cash and deferred)
is shown at the maximum entitlement.
CEO Executive
management
Executive
directors
Annexure 1 - Remuneration policy
and principles

P21
AngloGold Ashanti Notice of Meeting 2011
Board of directors
Annexure 2 – Board of directors and
executive management
– at 31 December 2011 and subsequent to year-end
Non-executive chairman
Mr TT Mboweni (52)
BA, MA (Development Economics)
Chairman and independent non-executive director
Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was the architect of South Africa’s post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti’s operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and
Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising comittee of the Nelson Mandela Children’s Hospital and a trustee and chairman of the finance committee of the Thabo Mbeki Foundation. He is chairman of AngloGold Ashanti’s Nominations Committee and is a member of the Investment,
Financial Analysis and Party Political Donations committees.
Executive directors
Mr M Cutifani (53)
BE (Mining Engineering)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer on 1 October
2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development; Safety,
Health and Sustainable Development; Risk and Information Integrity; and Investment Committees. Mark has considerable experience in mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he was Chief Operating Officer at
CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.
Mr S Venkatakrishnan (Venkat) (46)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on 1 July 2004, having been Chief Financial Officer at Ashanti Goldfields Company Limited (Ashanti)
until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Risk and Information Integrity and Investment Committees and is invited to attend meetings of the Audit and
Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold
Council and has recently been appointed to the Financial Reporting Investigation Panel, an advisory panel of the JSE.
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3
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P22
Annexure 2 – Board of directors and
executive management
– at 31 December 2011 and subsequent to year-end
Non-executive directors
Mr FB Arisman (67)
BA (Finance), MSc (Finance)
Independent non-executive director
Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He is chairman of the Financial Analysis and Investment
Committees, and a member of the Safety, Health and Sustainable Development, Audit and Corporate Governance, Nominations,
Risk and Information Integrity and Remuneration committees. Frank has a rich background in management and finance through his experiences at JP Morgan, New York, where he held various positions prior to his retirement.
Mr R Gasant (52)
CA (SA)
Independent non-executive director
Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010. He is chairman of the Risk and Information
Integrity Committee and a member of the Audit and Corporate Governance, Nominations and Financial Analysis committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.
Mrs NP January-Bardill (61)
BA (Education), MA (Applied Linguistics)
Independent non-executive director
Nozipho January-Bardill was appointed to the board of AngloGold Ashanti on 1 October 2011 and is a member of the Audit and
Corporate Governance Committee. She recently retired from the MTN Group where she served as an executive director and spokesperson and on the boards of a number of operations in the MTN footprint. She is former South African Ambassador to
Switzerland, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then
Department of Foreign Affairs (now DIRCO). She was reappointed a member of the UN Expert Committee on the Elimination of Racism,
Racial Discrimination, Xenophobia and Related Intolerances for a four-year period from 2012 – 2015 (previously from 2000 – 2008).
She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management.
Mr WA Nairn (67)
BSc (Mining Engineering)
Independent non-executive director
Bill Nairn was appointed to the board of AngloGold Ashanti in 2000 as an alternate director and on 16 May 2001 as a non-executive director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation
and Human Resources Development; Investment; Party Political Donations; Risk and Information Integrity; and Nominations
committees. Bill, a mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo
American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.
7

5
4

P23
AngloGold Ashanti Notice of Meeting 2011
Board of directors
Prof LW Nkuhlu (67)
BCom, CA (SA), MBA (New York University)
Independent non-executive director
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance
Committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Financial
Analysis; Risk and Information Integrity; Safety, Health and Sustainable Development; Nominations, Party Political Donations; and
Remuneration committees. Wiseman, a respected South African academic, educationist, professional and business leader, served as
Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New
Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major
South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was
President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University
of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based
International Organization of Employers (IOE) in May 2008 for a period of two years. He served as a member of the Global Financial
Crisis Advisory Group appointed by the International Accounting Standards Board (IASB) and the Financial Accounting Standards
Board (FASB) in 2009 to investigate the possible impact of the crisis on the setting of accounting standards.
Mr F Ohene-Kena (75)
MSc (Engineering), DIC and ACSM
Independent non-executive director
Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on 1 June 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the chairman of the Ghana Minerals Commission and a member of the President’s Economic Advisory Council. Mr Ohene-Kena is a member of the Safety, Health and Sustainable
Development; Transformation and Human Resources Development; and Nominations committees.
Mr SM Pityana (52)
BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)
Independent non-executive director
Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007. He is the chairman of the Safety, Health and Sustainable
Development Committee and is a member of the Remuneration, Party Political Donations, Investment, Nominations, Financial
Analysis, Risk and Information Integrity and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of
Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the Executive Chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a Non-executive
Director on the boards of several other South African companies.
Mr RJ Ruston (61)
MBA, Business, BE (Mining)
Independent non-executive director
Rodney Ruston was appointed to the board of AngloGold Ashanti on 1 January 2012. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the President and CEO of North American Energy Partners, a large Canadian mining and construction contracting company listed on the NYSE and the TSX.
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P24
Annexure 2 – Board of directors and
executive management
– at 31 December 2011 and subsequent to year-end
Executive management
Ms I Boninelli (55)
MA (Psychology), post-graduate diploma in Labour Relations
Executive Vice President – People and Organisational Development
Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and Change
Management and was appointed to the Executive Committee on 1 December 2011 where she is responsible for the company’s people strategy, transformation and change management initiatives. Italia has more than 25 years’ experience in human resources, marketing communications, customer relationship management and business transformation, in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of
South Africa, holds a masters degree in psychology and a post-graduate diploma in labour relations.
Dr CE Carter (49)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with
Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business
Strategy in December 2007 and is currently responsible for corporate strategy and business planning, risk management, investor relations and Project ONE implementation.
Mr RN Duffy (48)
BCom, MBA
Executive Vice President – Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed Executive Officer and Managing Secretary of AngloGold. In
November 2000, he was appointed Head of Business Planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in
August 2005. Richard was appointed Executive Vice President – Continental Africa in July 2008.
Mr GJ Ehm (55)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager of Sunrise Dam gold mine in 2000, Regional Head
– Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed the role of Executive Vice President
– Tanzania on 1 June 2009 and during August 2010, resumed the position of Executive Vice President – Australasia.
4
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P25
AngloGold Ashanti Notice of Meeting 2011
Executive management
Mr RW Largent (51)
BSc (Mining Engineering), MBA
Executive Vice President – Americas
Ron Largent has been with AngloGold Ashanti since 1994. He has served on the board of directors for the Colorado Mining
Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed General Manager of the
Cripple Creek & Victor gold mine and took up his current role as Executive Vice President – Americas in December 2007.
Mr RL Lazare (55)
BA, HED, DPLR, SMP
Executive Vice President
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed General Manager of TauTona. In December 2004, he was appointed an Executive Officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources. From 17 November
2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region.
Mr MP O'Hare (52)
BSc Engineering (Mining)
Executive Vice President – South Africa
Mike O’Hare joined Anglo American in 1977, and has held a number of positions at various gold mining operations within the group.
His roles have included General Manager of Kopanang (1993), Great Noligwa (2003), Head of Mining and Mineral Resource
Management Underground (2006), Vice President: Technical Support (2008), Senior Vice President: Operations and Business
Planning for South Africa (2010), and in 2011, he was appointed Executive Vice President – South Africa.
Mr AM O’Neill (54)
BSc Engineering (Mining), MBA
Executive Vice President – Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of
Executive – Operations at Newcrest Mining Limited and Executive General Manager for gold at Western Mining Corporation.
Ms ME Sanz (46)
BCom LLB, H Dip Tax, Admitted Attorney
Group General Counsel
Maria (Ria) Sanz joined AGA in June 2011 having worked in a number of industries and major corporate organisations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She is responsible for
Group legal services as well as compliance and company secretarial functions.
Ms YZ Simelane (46)
BA LLB, FILPA, MAP, EMPM
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold Ashanti in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008.
In November 2009, she was appointed Senior Vice President – Corporate Affairs with responsibility for government relations, corporate communications, marketing and the sustainability report.
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P26
Date
Thursday, 10 May 2012
Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg,
South Africa.
Timing
The annual general meeting will start promptly at 11:00 (South
African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The map below indicates the location of 76 Jeppe Street.
Admission
Shareholders and others attending the AGM are asked to
register at the registration desk at the venue. Shareholders and proxies are required to provide proof of identity – see
“IDENTIFICATION” on page 2 of this notice of meeting.
Electronic participation
To participate in the annual general meeting by means of a
conference call facility – see “ELECTRONIC PARTICIPATION”
on page 3 of this notice of meeting.
Security
Secure parking is provided at the venue. Mobile telephones
should be switched off during the annual general meeting.
Enquiries and questions
Shareholders who intend to ask questions related to the
business of the annual general meeting or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the annual general meeting
If you have any queries about the annual general meeting,
please telephone any of the contact names listed on page 52.
Share registrars
Computershare Investor Services (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana
www.anglogoldashanti.com
Important notes about
the annual general meeting
N
Smit
Street
t
e
e
r
t
S
r
r
a
C
Jeppe
Street
Bree
Street
Wolmarans
Street
Leyds
Street
Smit
Street
Q
uee
n
El
iz
ab
et
h
Br
idg
e
M1
M
2
Selby
Off-ramp
Village
Trump
President
Street
Market
Street
Commissioner
Street
Fox
Street
Marshall
Street
Anderson
Street
Frederick
Street
Kerk
Street
Pritchard
Street
Nte
mi P
iliso
(We
st)
St
Main
Street
-
no
through
traffic
Dia
go
na
l Stre
et
AngloGold Ashanti Head Office
Smit Street
Off-ramp
AngloGold
Ashanti
Turbine Square
Jan Smuts Ave.
Sauer Street
Simmonds Street
Ma
nde
la B
ridg
e
Simmonds Street
Kort Street
Ferreira Street
Ntemi Piliso (West) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Miriam Makeba (Bezuidenhout) St
Sauer Street
Simmon
ds Stree
t
Selby/Rissik St
Off-ramp
AngloGold
Ashanti
visitors’ parking

P27
AngloGold Ashanti Notice of Meeting 2011
Notes

P28
Notes

Administrative information
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:                                                                 ZAE000043485
JSE:                                                                                ANG
LSE:                                                                                 AGD
NYSE:                                                                                AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors:
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
†
(Chairman)
F B Arisman #
R Gasant
†
Ms N P January-Bardill
†
W A Nairn
†
Prof L W Nkuhlu
†
F Ohene-Kena +
S M Pityana
†
R J Ruston~
* British
# American
§
Indian
~ Australian
†
South African
+ Ghanaian
Officers
Company Secretary: Ms L Eatwell
Investor Relations Contacts:
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company Secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PURE GOLD
www.anglogoldashanti.com
Download the full
Notice of Annual
General Meeting 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 10, 2012
By:
/s/ L Eatwell
Name: L EATWELL
Title:    Company Secretary